Item 77E - Deutsche Investment Trust (formerly
DWS Investment Trust)
On December 7, 2010, Deutsche Investment Trust
(formerly DWS Investment Trust) (the "Trust") was named as a defendant in the First Amended
Complaint filed by the Official Committee of Unsecured Creditors in the U.S. Bankruptcy Court for the District of Delaware in the lawsuit styled
Official Committee of Unsecured Creditors of
Tribune Company, et al., v. Fitzsimons et al. (the
"Lawsuit"). The Lawsuit arises out of a leveraged buyout transaction ("LBO") in 2007 by which loans were made to the Tribune Company to fund the LBO and shares of the Tribune Company held by shareholders were tendered for or were converted to a right to receive cash. Following the completion of the LBO in 2007, the Tribune Company filed for bankruptcy. The Lawsuit seeks to recover all payments made to the shareholders in the LBO.
The Lawsuit has been consolidated in a multi-district litigation in the United States District Court for the Southern District of New York, case no. 12-
MC-2296 (the "District Court"). At the outset of the Lawsuit, the Court issued a scheduling order which stayed all substantive proceedings in the Lawsuit until after the decision on motions to dismiss based on certain defenses common to the defendants filed in related cases. On September 23, 2013, the District Court entered an order granting the defendants' motion to dismiss in those related cases due to the pendency of the Lawsuit seeking recoveries on similar grounds, and the plaintiffs in the related cases have appealed that order to the United States Court of Appeals for the Second
Circuit. On March 29, 2015, the Second Circuit, in a unanimous opinion, affirmed the District Court's dismissal of the related cases. The plaintiffs in the related cases subsequently filed a petition for rehearing, which the Second Circuit denied on July
22, 2016. On September 9, 2016, the plaintiffs filed a petition for a writ of certiorari of the Second
Circuit's decision in the U.S. Supreme Court. The writ petition has been fully briefed and a decision remains pending. On April 25, 2014, the District
Court entered an order governing the upcoming stage of the Lawsuit, which directed Ropes & Gray, as Liaison Counsel to the Shareholder Defendants, to file a global motion to dismiss (the "Global
Motion to Dismiss") the Lawsuit on behalf of all shareholder defendants named in Exhibit A to the current Fifth Amended Complaint (including the
Trust).  The Global Motion to Dismiss was filed on
May 23, 2014.  On January 9, 2017, the District
Court granted the Global Motion to Dismiss, dismissing the only claim asserted against the shareholder defendants named in the Lawsuit, and denied the plaintiff's request for leave to amend the Complaint. On February 1, 2017, the plaintiff filed a letter addressed to the District Court requesting certification for appeal, pursuant to Federal Rule of Civil Procedure 54(b), of the court's decision granting the shareholder defendants' Global Motion to Dismiss. On February 23, 2017, the District
Court issued an order indicating that the District
Court intended to grant that request only after ruling on other pending motions to dismiss addressing separate claims in the same complaint, which currently remain unresolved. On July 18, 2017, the plaintiff filed another letter addressed to the District
Court requesting leave to file a motion requesting
(i) to file a sixth amended complaint in the FitzSimons case adding a constructive fraudulent conveyance claim based on a potential change in the governing legal standard, and (ii) to reverse the plaintiff's prior request for entry of judgment pursuant to Federal Rule of Civil Procedure 54(b).
On July 28, 2017, Ropes & Gray, as Liaison
Counsel for the Executive Committee of Exhibit A
Shareholder Defendants in FitzSimons, and several other defendants filed letters addressed to the District Court opposing the relief requested in the plaintiff's second letter. On August 14, 2017, the District Court issued an order denying the plaintiff's request to file a sixth amended complaint at this time, without prejudice to renewal in the event of a potential intervening change in the governing law of the Second Circuit as a result of any decision by the Supreme Court in the pending appeal of FTI
Consulting, Inc. v. Merit Management Group, LP
("Merit Mgmt."), 830 F.3d 690 (7th Cir. 2016).  On
February 27, 2018, the Supreme Court issued a ruling in Merit Mgmt. On March 8, 2018, the plaintiff in the Lawsuit submitted a letter to the District Court, renewing his motion seeking authorization to file a sixth amended complaint adding a constructive fraudulent conveyance claim, which the plaintiff asserted is no longer foreclosed as a result of the Merit Mgmt. decision. On March
13, 2018, liaison counsel for the executive committee of shareholder defendants in the Lawsuit, and a number of individual defendants, made submissions to the District Court opposing the plaintiff's renewed request. The District Court's decision on that renewed request remains pending.
We express no opinion on the likely outcome of these matters. Management is currently assessing the Lawsuit and has not yet determined the effect, if any, on any series of the Trust.
Deutsche S&P 500 Index Fund, the only fund in the Trust that was the beneficial holder of shares of the Tribune Company, has been reorganized into Deutsche Institutional Funds and none of the Trust's current funds have exposure in the litigation.